                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           COMMUNICATION CABLE, INC.
                                (Name of Issuer)
                    Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)
                                  203378 10 4
                                 (CUSIP Number)
                             ROBERT S. JEPSON, JR.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           KUHLMAN ACQUISITION CORP.
                              KUHLMAN CORPORATION
                           3 SKIDAWAY VILLAGE SQUARE
                            SAVANNAH, GEORGIA 31411
                           TELEPHONE: (912) 598-7809
                      (Name, Address and Telephone Number
          of Person Authorized to Receive Notices and Communications)
                                WITH COPIES TO:

                   RICHARD A. WALKER, ESQ.                                         PATRICK DAUGHERTY, ESQ.
                       GENERAL COUNSEL                                               JANET L. FORT, ESQ.
                     KUHLMAN CORPORATION                                    PARKER, POE, ADAMS & BERNSTEIN L.L.P.
                  3 SKIDAWAY VILLAGE SQUARE                                          2500 CHARLOTTE PLAZA
                   SAVANNAH, GEORGIA 31411                                     CHARLOTTE, NORTH CAROLINA 28244
                  TELEPHONE: (912) 598-7809                                       TELEPHONE: (704) 335-9060

                               NOVEMBER 20, 1995
            (Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .
     Check the following box if a fee is being paid with this statement  .
                               Page 1 of 10 Pages.

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
          CUSIP NO. 203378 10 4                                13D

        1    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons:
             KUHLMAN ACQUISITION CORP.                     58-2132248
        2    Check the Appropriate Box if a Member of a Group
             (a) [x]
             (b) [ ]
        3    SEC Use Only
        4    Source of Funds:
             AF, BK
        5     Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
        6    Citizenship or Place of Organization:
             NORTH CAROLINA

 Number of Shares
 Benefically Owned
 By Each Reporting
 Person With



                          7           Sole Voting Power:

 Number of Shares                     315,703

 Benefically Owned
 By Each Reporting
 Person With
                          8           Shared Voting Power:

                                      0

                          9           Sole Dispositive Power:

                                      315,703

                         10           Shared Dispositive Power:

                                      0


       11    Aggregate Amount Beneficially Owned by Each Reporting Person:
             315,703 SHARES, INCLUDING 315,603 SHARES PURSUANT TO A STOCK OPTION AGREEMENT
       12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       13    Percent of Class Represented by Amount in Row (11):
             12.0% OF ALL SHARES ASSUMED TO BE OUTSTANDING (11.2% ASSUMING EXERCISE OF ALL EXERCISABLE OPTIONS ASSUMED TO BE
             OUTSTANDING)
       14    Type of Reporting Person:
             CO

          CUSIP NO. 203378 10 4                                13D

        1    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons:
             KUHLMAN CORPORATION                     58-2058047
        2    Check the Appropriate Box if a Member of a Group
             (a) [x]
             (b) [ ]
        3    SEC Use Only
        4    Source of Funds:
             WC, BK
        5     Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
        6    Citizenship or Place of Organization:
             DELAWARE

 Number of Shares
 Beneficially Owned
 By Each Reporting
 Person With

                           7         Sole Voting Power:

 Number of Shares                    315,703

 Beneficially Owned
 By Each Reporting
 Person With
                           8         Shared Voting Power:

                                     0

                           9         Sole Dispositive Power:

                                     315,703

                          10         Shared Dispositive Power:

                                     0


       11    Aggregate Amount Beneficially Owned by Each Reporting Person:
             315,703 SHARES, INCLUDING 315,603 SHARES PURSUANT TO A STOCK OPTION AGREEMENT
       12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       13    Percent of Class Represented by Amount in Row (11):
             12.0% OF ALL SHARES ASSUMED TO BE OUTSTANDING (11.2% ASSUMING EXERCISE OF ALL EXERCISABLE OPTIONS ASSUMED TO BE
             OUTSTANDING)
       14    Type of Reporting Person:
             CO

ITEM 1. SECURITY AND ISSUER.
     This Statement on Schedule 13D, dated November 29, 1995 (the "Statement"), filed by Kuhlman Corporation, a Delaware corporation ("Kuhlman"), and Kuhlman Acquisition Corp., a North Carolina corporation and a wholly-owned subsidiary of Kuhlman (the "Purchaser"), relates to shares (the "Shares") of common stock, par value $1.00 per share (the "Common Stock"), of Communication Cable, Inc., a North Carolina corporation (the "Company"), and is filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"). Kuhlman and the Purchaser are together referred to herein as the "Reporting Persons."
     The address of the principal executive offices of the Company is 1378 Charleston Drive, Sanford, North Carolina 27331.
     This Statement on Schedule 13D is being jointly filed by the Reporting Persons pursuant to a joint filing agreement filed herewith as Exhibit 1.
ITEM 2. IDENTITY AND BACKGROUND.
     This Statement is being jointly filed by the Reporting Persons. The name, business address, present principal occupation or employment, the name, principal business and address of any corporation in which such employment is conducted and, as appropriate, the citizenship or state of organization of each Reporting Person and each person who is an executive officer or director of a Reporting Person are set forth on and incorporated by reference to Annexes A and B attached hereto. During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Annexes A and B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     On November 20, 1995, the Purchaser and Kuhlman entered into a Stock Option Agreement (the "Stock Option Agreement") with James R. Fore, the Company's President and Chief Executive Officer (the "Selling Stockholder"). The Stock Option Agreement covers all Shares owned by the Selling Stockholder at any time until January 15, 1996, subject to extension in certain circumstances (the "Selling Stockholder's Shares"). At the date of the Stock Option Agreement, the Selling Stockholder represented and warranted to the Purchaser that he owned 268,128 Shares, as well as presently exercisable options to purchase an additional 47,475 Shares. The Selling Stockholder is obligated to exercise "in-the-money" options, subject to extension in certain circumstances, upon the written request of the Purchaser following an exercise of either of the Put Option or the Call Option referred to below. On the assumption that all of the Selling Stockholder's options are in-the-money, at the date of the Stock Option Agreement the Selling Stockholder's Shares consisted of 315,603 Shares. Pursuant to the Stock Option Agreement: (1) the Selling Stockholder has an option (the "Put Option") to sell all of the Selling Stockholder's Shares to the Purchaser at any time and from time to time until the close of business on January 15, 1996, subject to extension in certain circumstances, at a purchase price of $12.00 per share (the "Exercise Price"); and (2) the Purchaser has an option (the "Call Option") to purchase all of the Selling Stockholder's Shares from the Selling Stockholder at any time and from time to time after December 31, 1995 until the close of business on January 15, 1996, subject to extension in certain circumstances, at the Exercise Price. A copy of the Stock Option Agreement is filed herewith as Exhibit 2. On November 27, 1995, the Purchaser purchased 100 Shares in the open market at a price of $9.00 per Share.
     On November 29, 1995, the Purchaser commenced a tender offer (the "Offer") for any and all outstanding Shares upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 29, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"). Copies of the Offer to Purchase and the Letter of Transmittal are filed herewith as Exhibits 3 and 4, respectively.
     The information contained under the caption "Source and Amount of Funds" at
Section 13 of the Offer to Purchase is incorporated herein by reference.
ITEM 4. PURPOSE OF TRANSACTION.
     The information contained under the captions "Effect of the Offer on Market for the Shares; Exchange Act Registration" at Section 7 of the Offer to Purchase, "Background of the Offer; Contacts with the Company" at Section 10 of the Offer to Purchase and "Purpose of the Offer" at Section 12 of the Offer to Purchase are incorporated herein by reference.
                                       4

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     The information contained in the introduction to the Offer to Purchase is incorporated herein by reference. Except as set forth therein or in this Statement, neither the Purchaser nor Kuhlman, nor, to the best of their knowledge, any of the natural persons named on Annexes A and B attached hereto, beneficially own any Shares or have effected any transactions in Shares during the past 60 days.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Inasmuch as the Stock Option Agreement is a contract that includes arrangements, understandings and relationships among the Purchaser, Kuhlman and the Selling Stockholder with respect to the Shares, the entire Stock Option Agreement is incorporated herein by reference.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.
     Exhibit 1 -- Joint Filing Agreement between Kuhlman Acquisition Corp. and Kuhlman Corporation
     Exhibit 2 -- Stock Option Agreement dated November 20, 1995 among Kulhman Acquisition Corp., Kuhlman Corporation and James R. Fore
     Exhibit 3 -- Offer to Purchase dated November 29, 1995
     Exhibit 4 -- Letter of Transmittal
                                       5

                                   SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: November 29, 1995
                                         KUHLMAN CORPORATION
                                         BY /S/ ROBERT S. JEPSON, JR.
                                            ROBERT S. JEPSON, JR.
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                         KUHLMAN ACQUISITION CORP.
                                         BY /S/ ROBERT S. JEPSON, JR.
                                            ROBERT S. JEPSON, JR.
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                       6

                                                                         Annex A
                        DIRECTORS AND EXECUTIVE OFFICERS
                                OF THE PURCHASER
     The names and titles of the directors and executive officers of the Purchaser and their principal occupations or employments during the last five years are set forth below. The address of each such director and executive officer is 3 Skidaway Village Square, Savannah, Georgia 31411. All directors and officers listed below are citizens of the United States.

                                                   PRESENT PRINCIPAL OCCUPATION
                                                   OR EMPLOYMENT AND FIVE-YEAR
              NAME AND TITLE                            EMPLOYMENT HISTORY
Robert S. Jepson, Jr.                       See description in Annex B.
  Chairman of the Board, Chief
  Executive Officer and Director
Curtis G. Anderson                          See description in Annex B.
  President and Director
Vernon J. Nagel                             See description in Annex B.
  Vice President and Treasurer
Richard A. Walker                           See description in Annex B.
  Secretary
Ward D. Richards                            Mr. Richards, who was elected as Assistant
  Assistant Secretary                       Secretary of the Purchaser on October 1,
                                            1995, has served as Senior Corporate
                                            Attorney of Kuhlman since 1993. From
                                            August 1991 to August 1993, Mr. Richards
                                            served as Corporate Attorney for Kuhlman.
                                            Prior thereto, he was an associate in the
                                            law firm of Wyatt, Tarrant & Combs.
Jeffrey R. Samuels                          Mr. Samuels, who was elected as Assistant
  Assistant Treasurer                       Treasurer of the Purchaser on October 1,
                                            1995, has served as Director of Finance
                                            since May 1993. From April 1989 to May
                                            1993, he was Controller of Burns Aerospace
                                            Corporation.

                                                                         Annex B
                        DIRECTORS AND EXECUTIVE OFFICERS
                                   OF KUHLMAN
     The names and titles of the directors and executive officers of Kuhlman and their principal occupations or employments during the last five years are set forth below. Except as otherwise indicated below, the address of each such director and executive officer is 3 Skidaway Village Square, Savannah, Georgia 31411. All directors and officers listed below are citizens of the United States.

                                                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                        NAME AND TITLE                                        FIVE-YEAR EMPLOYMENT HISTORY
Robert S. Jepson, Jr.                                           Mr. Jepson, who was elected President and Chief Executive
  Chairman of the Board, Chief                                  Officer of Kuhlman on February 10, 1993, and Chairman of
  Executive Officer and Director                                the Board on June 9, 1993, founded and was Chairman and
                                                                Chief Executive Officer of The Jepson Corporation from
                                                                1983 until its sale in 1989. The Jepson Corporation was a
                                                                diversified manufacturing company listed on the New York
                                                                Stock Exchange. Immediately preceding his election as
                                                                President and Chief Executive Officer of Kuhlman, Mr.
                                                                Jepson was, and is currently, Chairman and Chief
                                                                Executive Officer of Jepson Associates, Inc., a private
                                                                investment company. He currently serves as a director of
                                                                The Washington Water Power Company and Savannah Foods &
                                                                Industries, Inc.
Curtis G. Anderson                                              Mr. Anderson, who was elected President and Chief
  President, Chief Operating Officer and Director               Operating Officer of Kuhlman on April 26, 1994, and
                                                                director on September 8, 1993, founded and has been,
                                                                since 1986, Chairman of Anderson Capital Corporation, a
                                                                private investment company. Prior thereto, he spent 19
                                                                years in corporate and investment banking, including 14
                                                                years with Citibank and five years with The First
                                                                National Bank of Chicago where he served as Executive
                                                                Vice President, Head of Financial Products Department.
Gary G. Dillon                                                  Mr. Dillon has served as Chairman of the Board, President
  Chairman, President and Chief Executive Officer               and Chief Executive Officer of Schwitzer, Inc. since June
  of Schwitzer, Inc. and Director                               1991, having served as President and Chief Executive
                                                                Officer since April 1989. Prior thereto, he served as
                                                                President and Chief Executive Officer of Household
                                                                Manufacturing, Inc. Mr. Dillon currently serves as a
                                                                director of Household International, Inc.
Vernon J. Nagel                                                 Mr. Nagel joined Kuhlman on April 5, 1993 and was elected
  Executive Vice President of Finance,                          Vice President of Finance, Chief Financial Officer and
  Chief Financial Officer and Treasurer                         Treasurer of Kuhlman on June 9, 1993 and Executive Vice
                                                                President of Finance on February 22, 1994. He was the
                                                                Vice President of Finance, Chief Financial Officer and
                                                                Secretary of Stericycle, Inc. (medical waste management)
                                                                from January 1990 until March 1993. Prior thereto, he
                                                                served as a Vice President of The Jepson Corporation from
                                                                1985 until 1990, including Chief Financial Officer from
                                                                1989 until 1990 and Controller from 1986 until 1989.

                                      B-1

                                                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                        NAME AND TITLE                                        FIVE-YEAR EMPLOYMENT HISTORY
Richard A. Walker                                               Mr. Walker has served as an Executive Vice President or
  Executive Vice President, Chief Administrative Officer,       in a similar position with Kuhlman since        1991.
  General Counsel and Secretary                                 From 1984 until April 1991, Mr. Walker served as Vice
                                                                President, General Counsel and Secretary of Kuhlman.
                                                                Prior thereto, he was a partner in the law firm of
                                                                Harness, Dickey & Pierce.
John Zvolensky, Jr.                                             Mr. Zvolensky has served as President and Chief Executive
  President and Chief Executive Officer of                      Officer of Kuhlman Electric Corporation since July 31,
  Kuhlman Electric Corporation                                  1995. From July 1994 until joining Kuhlman Electric, he
                                                                was General Manager and Chief Operating Officer of the
                                                                Greater Cleveland Growth Association. From January 1992
                                                                to September 1993, he was President of WCI Cabinet Group,
                                                                a division of White Consolidated Industries. From 1987 to
                                                                1991, Mr. Zvolensky was President and Chief Executive
                                                                Officer of Emerson Quiet Cool.
William E. Burch                                                Mr. Burch has been a consultant from 1982 to the present
  Director                                                      and currently serves as a director of Atkinson Company.
                                                                From 1984 to 1993, he was counsel to the law firm of
                                                                Lukins & Annis in Spokane, Washington. From 1981 to 1984,
                                                                he served as Vice Chairman of Fred S. James & Co.
                                                                (insurance brokers). From 1975 to 1981, he served that
                                                                company as President and Chief Executive Officer.
Steve Cenko                                                     Mr. Cenko has been a consultant from 1985 to the present.
  Director                                                      From 1980 to 1985 he served as President of Lamb Systems
                                                                Group (engineering, manufacturing and marketing of
                                                                machine tools) and as a director and Executive Vice
                                                                President of Lamb Technicon Corporation (holding
                                                                company).
Alexander W. Dreyfoos, Jr.                                      Mr. Dreyfoos is currently serving as Chairman of the
  Director                                                      Board of Photo Electronics Corporation (broadcasting) and
                                                                WPEC TV (Palm Beach, Florida) and has served continuously
                                                                in those positions since 1963 and 1973, respectively.
William M. Kearns, Jr.                                          Mr. Kearns is currently President of W.M. Kearns & Co.,
  Director                                                      Inc. (private investment company). He was associated with
                                                                Lehman Brothers (investment banking) and its predecessor
                                                                firms for more than 33 years. From 1992 to 1994 he was an
                                                                Advisory Director of Lehman Brothers and from 1969
                                                                through 1992 he was a Managing Director of that firm. He
                                                                also serves as a director of Selective Insurance Group,
                                                                Inc. and Mountasia Entertainment International, Inc.
Robert D. Kilpatrick                                            Mr. Kilpatrick currently serves as a director of United
  Director                                                      Companies Financial Corporation. He retired as Chairman
                                                                of the Board and Chief Executive Officer of CIGNA
                                                                Corporation (insurance) in 1989 and 1988, respectively.
                                                                He served in various executive positions with CIGNA prior
                                                                thereto.
John L. Marcellus, Jr.                                          Mr. Marcellus currently serves as a director of Southern
  Director                                                      Financial Federal Savings Bank. He retired as Chairman,
                                                                President and Chief Executive Officer of Oneida Ltd.
                                                                (tableware manufacturing) in 1986.

                                      B-2

                                                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                        NAME AND TITLE                                        FIVE-YEAR EMPLOYMENT HISTORY
George J. Michel, Jr.                                           Mr. Michel has been a private investor and consultant and
  Director                                                      Chairman of Windstar International, Inc. (management
                                                                consulting) from 1990 to the present. Prior to 1990, he
                                                                was Chairman of Stanadyne, Inc. (diversified manufacturer
                                                                of fabricated metal products) from 1985 to 1989 and Chief
                                                                Executive Officer of the same corporation from 1988 to
                                                                1989.
General H. Norman Schwarzkopf                                   General Schwarzkopf currently serves as a director of
  Director                                                      Borg Warner Security Corporation and The Washington Water
                                                                Power Company and is active as an author, lecturer and TV
                                                                consultant. He retired in August 1991 as a Four-Star
                                                                General in the U.S. Army after having served as Commander
                                                                in Chief, United States Central Command, Department of
                                                                Defense, and Commander of Operations Desert Shield and
                                                                Desert Storm.

                                      B-3